March 19, 2026

Charles Beck
Chief Financial Officer
Digimarc Parent, Inc.
8500 SW Creekside Place
Beaverton, OR 97008

       Re: Digimarc Parent, Inc.
           Registration Statement on Form S-4
           Filed March 12, 2026
           File No. 333-294267
Dear Charles Beck:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology